

3D HOUDINI INC

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIODS ENDING APRIL 30, 2020 AND DECEMBER 31, 2020

3D HOUDINI, INC

DELAWARE

USA.

INDEPENDENT CPA REVIEW STATEMENT

We have reviewed the financial statements of **"3D HOUDINI, INC"**, which comprise the statement of financial position as at December 31, 2019 and April 30th , 2020, and the statement of income and expenditure account, statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In my opinion, the accompanying financial statements present fairly, in all material respects: the financial position of the organization as at December 31, 2019 and April 30th , 2020 and of its financial performance and its cash flows for the year then ended in accordance with approved accounting and reporting standards as applicable in the State of Delaware.



Muhammad Waqas (CPA)
Certified Public Accountant
Membership# 2056
Email: waqas60988@gmail.com

3D HOUDINI INC
Index to Financial Statements
(unaudited)

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Christopher White, the President of 3D Houdini, Inc., hereby certify that the financial statements of 3D Houdini, Inc. and notes thereto for the period begging July 29, 2019 (inception) through April 30, 2020 included in this offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019, the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2020.



_____

Christopher D. White, President

3DHOUDINI
STATEMENT OF FINANCIAL POSITION
AS AT APRIL 30, 2020

	Note	Apr 30, 2020 USD	31 Dec 31, 2019 USD
ASSETS			
NON CURRENT ASSETS			
Website		$ 10,379.97	$ 4,786.52
Computing		$ 105.52	$ 65.95
Fees & Licensing		$ 861.82	$ 384.00
		$ 11,347.31	$ 5,236.47
CURRENT ASSETS			
Cash		$ 180.00	$ 10.00
Compensation Expense		$ 400.00	$ -
		$ 580.00	$ 10.00
		$ 11,927.31	$ 5,246.47
EQUITY AND LIABILITIES			
Stock Option		$ 400.00	$ -
Current account		$ 1,264.32	$ (4,763.53)
Accumulated loss		$ (6,483.30)	$ (5,236.47)
Capital Stock		$ 10,000.00	$ 10,000.00
		$ 5,181.02	$ -
CURRENT LIABILITIES			
Loan From Officer		$ 6,746.29	$ 5,246.47
		$ 11,927.31	$ 5,246.47

The annexed notes form an integral part of these financial statements.

3DHOUDINI
STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED APRIL 30, 2020

	Note	Apr 30, 2020 USD	Dec 31, 2019 USD
Sales		$ 37.00	$ -
Cost of sales		$ 9.46	$ -
Gross profit		$ 27.54	$ -
Operating expenses			
Web development		$ 5,593.45	$ 4,786.52
Computing		$ 39.57	$ 65.95
Stock Option		$ 400.00	$ -
Fee & Licensing		$ 477.82	$ 384.00
		$ 6,510.84	$ 5,236.47
Operating Income		$ (6,483.30)	$ (5,236.47)
Non-operating income		$ -	$ -
Bank profit		$ -	$ -
Other income		$ -	$ -
Profit for the year		$ (6,483.30)	$ (5,236.47)

The annexed notes form an integral part of these financial statements.

3DHOUDINI
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2020

		Apr 30, 2020	Dec 31, 2019
		USD	USD
a)	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Profit/ (loss) for the year	$ (6,483.30)	$ (5,236.47)
	Adjustment for non cash Items		
	Depreciation	$ -	$ -
	Prior year adjustment	$ 13,402.00	$ -
	Cash flow before working capital changes	$ 6,918.70	$ (5,236.47)
	Changes in working capital		
	(Increase) / decrease in current assets:		
	Compensation Expense	$ (400.00)	$ -
	Increase/ (decrease) in current liabilities:		
	Loan From Officer	$ 1,499.82	$ 5,246.47
		$ 1,099.82	$ 5,246.47
	Net cash generated from operating activities	$ 8,018.52	$ 10.00
b)	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Additions in Non-Current Assets	$ (11,347.31)	$ (5,236.47)
	Net cash (used in) operating activities	$ (11,347.31)	$ (5,236.47)
c)	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Capital Stock	$ -	$ 10,000.00
	Current Account	$ 3,499.21	$ (4,763.53)
	Net cash generated from financing activities	$ 3,499.21	$ 5,236.47
	Net increase in cash and cash equivalents (a+b+c)	$ 170.42	$ 10.00
	Cash and cash equivalents at the beginning of the year	$ 10.00	$ -
	Cash and cash equivalents at the end of the year	$ 180.00	$ 10.00

The annexed notes form an integral part of these financial statements.

3DHOUDINI
STATEMENT OF CHANGES IN FUNDS
FOR THE YEAR ENDED APRIL 30, 2020

	Capital	Current Account	Profit/(Loss) for the year	Total
	-------------------------USD-------------------------			
Balance as at Jan, 2019	10,000	-	-	10,000
Profit for the year	-	-	(5,236)	(5,236)
Current Account	-	(4,764)		(4,764)
Balance as at Dec 31, 2019	10,000	(4,764)	(5,236)	-
Profit for the year	-	-	(6,483)	(6,483)
Current Account	-	1,264	-	1,264
Stock	400			400
Balance as at 30 April, 2020	10,400	1,264	(6,483)	5,181

The annexed notes form an integral part of these financial statements.

NOTES

NOTE 1 – NATURE OF OPERATIONS

3D Houdini, Inc. was formed on July 29, 2019 ("Inception") in the State of Delaware. The balance sheet of 3D Houdini, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Lynnwood, Washington.

3D Houdini, Inc. was founded by Chris White. Chris White wanted to build a company that would cater to the growing demand for an online marketplace to serve the manufacturing industry. That company is 3DHoudini, an online marketplace for designers, engineers and manufacturers to connect with individuals and entities interested in purchasing their products or services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: dependence on key personnel, dependence on venders, lack of market acceptance for our product, regulatory compliance, fierce competition, lack of operator experience. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from 3D Houdini sales transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 5,000,000 shares currently issued and outstanding.

NOTE 5 – RELATED PARTY TRANSACTIONS
Event 1
On January 15, 2020, the founder, Christopher D. White, agreed to convert loans to the Company into equity, exchanging $9,000.00 of debt for 4,500,000 shares of common stock in 3D Houdini, Inc.

Event 2
On January 15, 2020, Yannick D. White, agreed to contribute $500.00 in exchange for 250,000 shares of common stock in 3D Houdini, Inc.

Event 3
On January 15, 2020, Morgan D. White, agreed to contribute $500.00 in exchange for 250,000 shares of common stock in 3D Houdini, Inc.

Event 4
On March 31, 2020, the Board Member, Kendall Main, was granted nonstatutory stock options for 120,000 shares of common stock in the Company.

Event 5
On March 31, 2020, the Board Member, Steven Shamblott, was granted nonstatutory stock options for 30,000 shares of common stock in the Company.

Event 6
On March 31, 2020, the Board Member, Jean-Louis Guillou, was granted nonstatutory stock options for 30,000 shares of common stock in the Company.

Event 7
On March 31, 2020, the Board Member, Robert MacDonald, was granted nonstatutory stock options for 10,000 shares of common stock in the Company.

Event 8
On March 31, 2020, Andrew Spath, was granted nonstatutory stock options for 10,000 shares of common stock in the Company.

NOTE 6 – DEBT
The company has $1,592.76 in outstanding debt at this time.